NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Johnson & Johnson

NAME OF PERSON RELYING ON EXEMPTION: Vermont Pension Investment Commission

ADDRESS OF PERSON RELYING ON EXEMPTION: 109 State Street, Montpelier, Vermont 05609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

April 1, 2022

Dear Johnson & Johnson Shareholders,

We are writing to urge Johnson & Johnson shareholders (J&J) to VOTE FOR proposal 13 on the 2022 proxy ballot at the Company’s Annual Stockholders Meeting on April 28, 2022.

The Proposal asks the Company to stop excluding legal or compliance costs when adjusting metrics to calculate senior executive incentive compensation awards. The proposal allows the Board discretion to opt out of the policy when conditions warrant. The proposal states, “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.”

The Vermont Pension Investment Commission (VPIC) submitted the proposal with the support of the Investors for Opioid and Pharmaceutical Accountability (IOPA) in response to how the Company calculates metrics for determining senior executives’ compensation awards.

The IOPA, a coalition of 67 members representing treasurers, comptrollers, asset managers, faith-based, public and union funds with more than $4.2 trillion in assets under management and advisement, began taking note of J&J’s practice of excluding opioid-related legal costs in 2017. The IOPA has been tracking corporate actions to hold senior executives accountable for decision-making on how firms managed their impact on the opioid crisis.

The opioid crisis has led to 841,000 deaths since 1999.1 As a reference point, as of March 23, 2022, the United States has seen 973,000 deaths from COVID-19.2 J&J manufactured the prescription opioids NUCYNTA and DURAGESIC through its pharmaceutical subsidiary, Janssen,3 and until 2016, the Company supplied approximately 60% of the raw opiate ingredients used in opioids like oxycodone and codeine through its former subsidiaries Noramco and Tasmanian Alkaloids.4

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1 “Drug Overdose Deaths,” Centers for Disease Control and Prevention, available at: https://www.cdc.gov/drugoverdose/deaths/index.html

2 “Coronavirus in the U.S.: Latest Map and Case Count.” The New York Times, March 23, 2022, available at: https://www.nytimes.com/interactive/2021/us/covid-cases.html

3 In 2020, Johnson & Johnson announced it would delist and stop selling all prescription pain medicines in the U.S.

4 https://www.washingtonpost.com/graphics/2020/business/opioid-crisis-johnson-and-johnson-tasmania-poppy

As J&J notes in its annual report, the Company has been named in approximately 3,400 lawsuits related to the marketing of opioids, including DURAGESIC (Fentanyl), NUCYNTA, NUCYNTA ER and to the previously owned raw opioid suppliers, Tasmanian Alkaloids Pty, Ltd. and Noramco, Inc. The complaints allege false advertising, unfair competition, public nuisance, consumer fraud violations, deceptive acts and practices, false claims and unjust enrichment.5

J&J announced an agreement in principle to contribute up to $5 billion to settlements stemming from its opioid business and has paid out various amounts to states, counties and other parties.

Performance metrics should incentivize the right level of risk-taking.

Board decisions to factor out the impact of legal settlements related to opioids is a key indicator to investors of whether the company believes senior leadership should have skin in the game. We support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. However, we take issue with the practice of adjusting out litigation expenses to insulate executives from the consequences of their decisions and the financial penalty born by investors.

The litigation expenses are significant.

J&J booked $5.1 billion in litigation expense in 2020 and $2.3 billion in 2021.6 The Company does not provide transparency into the opioid-related amounts but notes on page 30 of the annual report, “2021 is primarily related to talc and Risperdal. 2020 is primarily related to talc and the opioid litigation settlement.”7

The proposal provides discretion to the board to opt out of the policy.

The proposal allows the Board discretion to opt of the policy when conditions warrant. The proposal states, “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.” The Board is free to determine the circumstances for reasonable exceptions, which might include, for example, instances where the current executives were not in place when the liabilities were incurred.

The Company appears to have dismissed shareholder concerns about adjusting out legal or compliance costs.

The advisory vote on executive compensation is a bellwether of investor sentiment on the appropriateness of executive pay. The say-on-pay vote at the 2021 stockholder’s meeting received an opposition vote of 43 percent. The Office of the Illinois State Treasurer submitted an exempt solicitation on the 2021 say-on-pay vote urging shareholders to oppose in response to J&J’s decision to remove the impact of opioid litigation – the very subject of the current proposal.8

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5 Johnson & Johnson, “Annual report for year ending January 2, 2022,” available at: https://www.sec.gov/Archives/edgar/data/200406/000020040622000022/jnj-20220102.htm

6 Ibid.

7 Ibid, page 30.

8 Office of the Illinois State Treasurer, “Notice of Exempt Solicitation,” April 14, 2021, available at: https://www.sec.gov/Archives/edgar/data/0001739791/000121465921004175/s413210pc14a6g.htm.

However, J&J reported in the 2022 proxy statement that it subsequently engaged with 63 shareholders representing approximately 38% of outstanding shares and took away from those conversations that “shareholders have not expressed an interest in the changes the proposal request.”9

Shareholders, including VPIC, over the course of several years have expressed an interest in the changes sought in the proposal.

We have engaged directly with the Company on this issue as has the wider investor base that are also IOPA members for the past five years. At last year’s annual meeting the Company’s say-on-pay report received an against vote of 43%, which is a low level of approval for an S&P 500 company such as J&J. Of the top 123 investors in J&J—which includes all shareholders with stakes of 0.1 percent and higher—70 (57 percent) voted against the say-on-pay in 2021, one voted to abstain, and five fund providers logged split votes, according to data provider Proxy Insight.

J&J failed to issue a shareholder-requested report on its governance measures related to opioids until the proposal surpassed majority threshold support (61%) at the 2020 shareholder meeting.

Summary

J&J is structuring executive pay to align with shareholder interests on the front end and then adjusting the calculations on the back end to alleviate executives from the market reality of legal or compliance costs. The Company writes in the 2022 Annual Proxy Statement, “The Compensation & Benefits Committee uses performance metrics, which include non-GAAP financial measures, for incentive pay that are designed to correlate with the way we evaluate our operational results and reflect measures of performance that drive returns for our shareholders (emphasis added).”10 Executive pay increases despite legal or compliance costs that drag shareholder returns alters the trend line from a positive to a negative correlation.

We support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. However, we take issue with the practice of adjusting out litigation expenses to insulate executives from the consequences of their decisions and the financial penalty born by investors.

We urge you to vote FOR proposal 13.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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9 Johnson & Johnson, “2022 Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934,” available at: https://www.sec.gov/Archives/edgar/data/200406/000020040622000026/a2022jnjproxy.htm

10 Ibid.